News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:

International Royalty Corporation enters Agreement to Acquire Producing Australian Gold Royalty

TSX:IRC

     DENVER, CO, April 18 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) (the "Company" or "IRC") is pleased to report that it has entered into a binding agreement to acquire a producing Western Australian gold ("WAu") royalty. IRC has agreed to pay US$10.0 million in cash to Resource Capital Fund III L.P. ("RCF"), a mining focused private equity fund, for this royalty interest. The funds will be paid from current working capital. The agreement to acquire the WAu royalty is subject to a number of conditions, including the execution and delivery of transfer and assignment documentation satisfactory to IRC.

     The WAu royalty is a 1.5% net smelter return ("NSR") and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC ("Mercator"), Saracen Mineral Holdings Ltd.

("Saracen"), St Barbara Limited ("St Barbara") and Terrain Minerals Limited ("Terrain"). Each of these operators is publicly traded on either the Australian Stock Exchange or the London Alternative Investment Market.

     The one producing operator, St Barbara, reports that gold production during the quarter ending December 31, 2005 was 37,000 ounces with revenues of US$17.5 million at an average gold price of US$485 from its Southern Cross-Marvel Loch operation. Upon closing of the acquisition, the draft assignment agreement provides for a royalty payment calculated using production from January 1, 2006 to March 31, 2006. This royalty introduces IRC to Australia, considerably increases the Company's gold royalty exposure and further expands the Company's portfolio of royalties covering producing, feasibility and exploration stage projects.

     St Barbara is working toward adding to this production base from the Gwalia Deeps and Tarmoola projects. Mercator is completing exploration and feasibility studies on its Meekatharra project while Saracen and Terrain are exploring on the South Laverton and at the Wonder/Celtic deposits, respectively. The area which is subject to the WAu royalty contains dozens of gold deposits including approximately 3.8 million ounces of Measured and Indicated Resources and an additional 5.4 million ounces of Inferred Resources. Total published Reserve and Resource estimates of the four operators are listed below:

	Measured Resources			Indicated Resources
		G/T	Contained		G/T	Contained
Project	Tonnes	Au	Gold Oz	Tonnes	Au	Gold Oz
-------------------------------------------------------------------------

Celtic and
Wonder(1)	1,254,100	2.0	78,714	1,282,900	2.1	84,650
Leonora (2,3)	9,745,900	1.3	421,286	15,717,100	1.3	645,350
Meekatharra(4)	-	0.0	-	20,363,000	1.7	1,099,000
South
Laverton(5)	170,000	0.9	4,900	5,900,000	2.4	450,000
Southern
Cross(6)	120,000	1.9	7,300	9,900,000	3.2	1,000,000
	----------------------------------------------------------
TOTAL:	11,290,000	1.4	512,200	53,163,000	1.9	3,279,000

Measured & Indicated Resources					Inferred Resources
		G/T	Contained		G/T	Contained
Project	Tonnes	Au	Gold Oz	Tonnes	Au	Gold Oz
-------------------------------------------------------------------------

Celtic and
Wonder(1)	2,537,000	2.0	163,364	529,100	1.8	30,314
Leonora (2,3)	25,463,000	1.3	1,066,636	49,470,900	2.2	3,469,686
Meekatharra(4)	20,363,000	1.7	1,099,000	16,810,000	1.6	841,000
South
Laverton(5)	6,070,000	2.3	454,900	3,600,000	2.6	300,000
Southern
Cross(6)	10,020,000	3.1	1,007,300	6,900,000	3.5	780,000
	----------------------------------------------------------
TOTAL:	64,453,000	1.8	3,791,200	77,310,000	2.2	5,421,000

Notes:

     These Reserves and Resources are JORC compliant and include Reserves of approximately 381,000 ounces within the Resource amounts. However, IRC does not have access to the underlying data and, therefore, cannot reconcile these figures to CIM reporting standards. These charts include technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

1. Terrain prospectus, February 2, 2006.

2. St Barbara website: www.stbarbara.com.au (as of Sept. 30, 2005) and AGM presentation, dated November 16, 2005.

3. Terrain optioned the Celtic and Wonder projects after November 16, 2005. The Resources for these projects have been deducted from St Barbara's Leonora Resource disclosures, dated November 16, 2005.

4. Mercator Admissions document, December 21, 2005.

5. Saracen Prospectus, December 20, 2005.

6. St Barbara website: www.stbarbara.com.au (as of Sept. 30, 2005). Reserves dated November 16, 2005 from St Barbara AGM presentation. >> All disclosure relating to Mineral Resource and Reserve estimates, plans of project expansion, historical production results and estimated production results contained in this press release has been obtained from published and public information available from the operators of the various properties and from historic estimates or in the public domain, but has not been the subject of a report under National Instrument 43-101 prepared independently by IRC.

The disclosure contained in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release.

     IRC invites you to join a conference call and webcast on Thursday, April 20, 2006 at 9:00 a.m. Mountain Standard Time. The call is open to all investors and the media. To join the call, please dial 1-877-281-6635 passcode 906491(pound key) (Canada and U.S.). Alternatively, an audio feed will be available athttp://w.on24.com/r.htm?e(equal sign)22446&s(equal sign)1&k(equal sign)0494151510BADCD86FD9BE08338D2D7B

     A recorded version of the call will be available on http://www.internationalroyalty.com/s/EventsAndWebcasts.asp shortly after the call and via telephone for one week by calling 1-877-289-8525 using pass code 21185732(pound key).

Cautionary Statement Regarding Forward-Looking Statements

     Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions,

objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC's views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC ---------

     IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities.

IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors, INTERNATIONAL ROYALTY CORPORATION
Douglas B. Silver Chairman and CEO %SEDAR: 00021569E

     /For further information: please contact: Jack Perkins, Investor Relations: (303) 991-9500; Douglas J. Hurst, President: (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Barry Mire, bmire(at)renmarkfinancial.com; Media: Eva Jura, ejura(at)renmarkfinancial.com, (514) 939-3989; www.renmarkfinancial.com/ (IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION CNW 11:31e 18-APR-06